SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                              (Amendment _______)*

                          HOSPITALITY PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   44106M 10 2
                                 (CUSIP Number)

                                David J. Hegarty
                        REIT Management & Research, Inc.
                                400 Centre Street
                                Newton, MA 02158
                                 (617) 332-3990
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 11, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                          Page 2 of 7 Pages
---------------------                                          -----------------




1          NAMES OF REPORTING PERSONS
           OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           REIT Management & Research, Inc.  I.R.S. ID No. 04-3402206
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |_|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY         8          SHARED VOTING POWER
         OWNED BY
           EACH
         REPORTING          9          SOLE DISPOSITIVE POWER
          PERSON
           WITH
                            10         SHARED DISPOSITIVE POWER


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,000,000
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.7%
14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                          Page 3 of 7 Pages
---------------------                                          -----------------



Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 (the "Shares"), of Hospitality Properties Trust, a Maryland real estate investment Trust ("HPT"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02158.

Item 2.  Identity and Background.

         The person filing this statement is REIT Management & Research, Inc., a Delaware corporation ("RMR").

         RMR's principal business is providing advisory services to real estate investment trusts such as HPT and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02158. The Directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, Ajay Saini, Vice President, David M. Lepore, Vice President and John Popeo, Treasurer. Each of Messrs. Martin and Portnoy own 50% of the outstanding capital stock of RMR.

         Each of the individuals listed above (i) is, except for Ajay Saini, a United States citizen, (ii) has a business address at 400 Centre Street, Newton, Massachusetts 02158 and (iii) except for Mr. Martin, is principally employed by RMR in the capacity specified above. Mr. Saini is a citizen of the Republic of India and a resident of the United States. Mr. Murray also serves as the President, Secretary and Chief Operating Officer of HPT. Mr. O'Brien also services as the Treasurer and Chief Financial Officer of HPT. Mr. Martin is a private investor in real estate.

         Neither RMR nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Health  and  Retirement   Properties  Trust,  a  Maryland  real  estate
investment trust ("HRP"), acquired 40,000 Shares in connection with the formation of HPT at an effective price of $1.0 million. On August 22, 1995, HRP acquired an additional 3,960,000 Shares and paid the purchase price by canceling $99.0 million principal amount of indebtedness of HPT due to HRP.

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                          Page 4 of 7 Pages
---------------------                                          -----------------



Item 4.  Purpose of Transaction.

         The transactions which may require the filing of this statement are described in Item 3 above and Item 5 below. The transactions were entered into principally for investment purposes.

         As was reported in HPT's Current Report on Form 8-K dated February 11, 1998, RMR entered into an agreement with HPT, effective January 1, 1998, under which RMR provides advisory services to HPT (the "HPT Advisory Agreement"). Pursuant to the terms of the HPT Advisory Agreement, RMR is paid a base fee in cash and may earn an incentive fee payable in Shares. Although RMR has no present intention to do so, it may make purchases of Shares from time to time, in the open market or in private transactions, depending on its analysis of HPT's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to it, general economic and stock market conditions, proposals from time to time sought by or presented to it and other factors. RMR intends to closely monitor its investments and may from time to time take advantage of opportunities presented to it. RMR may in the future also formulate plans or proposals regarding HPT, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Except as set forth in this Item 4, RMR does not have any plans or proposals which would related to or result in:

         (a) The acquisition by any person of additional securities of HPT, or the disposition of securities of HPT;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HPT or any of its subsidiaries, except that in the ordinary course of business, HPT is transforming certain of its subsidiaries from Delaware corporations into Maryland real estate investment trusts;

         (c) A sale or transfer of a material amount of assets of HPT or any of its subsidiaries;

         (d) Any change in the present board of trustees or management of HPT including any plans or proposals to change the number or terms of trustees or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or distribution policy of HPT;

         (f) Any other material change in HPT's business or corporate structure;

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                          Page 5 of 7 Pages
---------------------                                          -----------------



         (g) Changes in HPT's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HPT by any person;

         (h) Causing a class of securities of HPT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of HPT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) HRP currently holds 4,000,000 Shares, or 9.7% of the issued and outstanding Shares. As reported in HRP's Current Report on Form 8-K dated February 11, 1998, HRPT Advisors, Inc. ("Advisors") ceased to be HRP's investment advisor and RMR entered into an advisory agreement with HRP, in each case effective as of January 1, 1998, under which RMR provides advisory services to HRP upon substantially the same terms as the former advisory agreement between HRP and Advisors. The executive officers, directors and owners of Advisors during 1997 were the same individuals as the executive officers, directors and owners of RMR who are described in Item 2 above. RMR, as HRP's investment advisor, may under applicable regulatory definitions be deemed to beneficially own HRP's 4,000,000 Shares. RMR, however, expressly disclaims any beneficial ownership of HRP's 4,000,000 Shares.

         (b) HRP has sole power to vote or dispose of its 4,000,000 Shares.

         (c) No transactions in Shares have been effected during the past sixty days by HRP or RMR.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The HPT Advisory Agreement requires RMR to use its best efforts to present to HPT a continuing and suitable investment program consistent with the investment policies and objectives of HPT. The HPT Advisory Agreement provides for an annual advisory fee based upon HPT's average invested capital, and an annual incentive fee based upon increases in

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                          Page 6 of 7 Pages
---------------------                                          -----------------



HPT's cash available for distribution to shareholders. The annual incentive fee, if any, payable to RMR will be paid in Shares.

         The initial term of the HPT Advisory Agreement expires on December 31, 1998 and renewal or extension of the term thereof will be subject to the periodic approval of a majority of the Trustees of HPT who are not officers or otherwise affiliated with HPT, HRP or RMR.

Item 7.  Material to be Filed as Exhibits.

         The Advisory Agreement, dated as of January 1, 1998, between HPT and RMR, is hereby incorporated by reference to HPT's Current Report on Form 8-K dated February 11, 1998.

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                          Page 7 of 7 Pages
---------------------                                          -----------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 1998                              REIT MANAGEMENT & RESEARCH, INC.



                                            By: /s/ David J. Hegarty
                                               David J. Hegarty, President